UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36365

SEC Mail Processing RECEIVED MAR 0 1 2007 Washington, DC 160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31//06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Financial Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln (City) **NE** (State) **68506** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

PROCESSED APR 04 2007 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Financial Services, LLC for the year ended December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Treasurer

Title



"OFFICIAL SEAL"
Catherine M. Leach
Notary Public, State of Illinois
My Commission Exp. 02/23/2008



Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Operations).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the following financial statements of Allstate Financial Services, LLC (the "Company") (a wholly owned subsidiary of Allstate Insurance Company) as of and for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Financial Services, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



February 22, 2007

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$44,612,893
COMMISSIONS RECEIVABLE (NET OF ALLOWANCE OF $28,916)	4,436,818
DEFERRED INCOME TAXES	2,239,351
OTHER ASSETS	443,799
TOTAL ASSETS	$51,732,861

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$15,754,750
Payable to affiliates	13,287,749
Accounts payable and accrued expenses	1,142,278
Income taxes payable to affiliate	1,034,793
Total liabilities	31,219,570
MEMBER'S EQUITY	20,513,291
TOTAL LIABILITIES AND MEMBER'S EQUITY	$51,732,861

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1. GENERAL

Basis of Presentation—The accompanying financial statements include the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations—The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company sells mutual funds issued by unaffiliated providers, and variable annuity and variable life contracts issued by affiliated and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Prior to June 1, 2006, the variable annuity contracts sold by the Company were issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life), and unaffiliated insurers. On June 1, 2006, Allstate Life, ALNY, and The Allstate Corporation completed the disposal of substantially all of their variable annuity business pursuant to a definitive reinsurance agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America. Effective June 1, 2006, the Company entered a selling agreement with The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively "Prudential") whereby Prudential is the exclusive provider to the Company of variable annuity products for a period of three years after the effective date of the agreement and a non-exclusive preferred provider for the two years thereafter. The variable life contracts are issued by LBL, ALNY, and unaffiliated insurers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income and Expense— For variable annuity and variable life contracts, the Company receives commission income from Allstate Life, LBL, ALNY, and unaffiliated insurers, and pays commission expense to Allstate Agents. These commissions and expenses are recorded on the effective date of the contract or for certain contracts issued by unaffiliated insurers, when the commission income is received by the Company. For mutual fund transactions, the Company receives commission income from unaffiliated fund companies and clearing broker-dealers, and pays commission expense to Allstate Agents. These commissions and expenses are recorded on the trade date of the related securities. The Company does not clear transactions or carry customer accounts.

A bonus is accrued and paid to Allstate Agents for certain deposits to mutual funds, variable annuity, and variable life contracts. The bonus accrual is based on a history of qualifying deposits and estimated agent termination rates. At December 31, 2006, the accrual balance of $9,603,459 is included in commissions payable on the Statement of Financial Condition.

Allowance for Commission Refunds—For variable life contracts, on the effective date of the contracts, annualized commission revenues receivable from LBL and annualized commission expenses payable to the Allstate Agents are calculated and recorded. These amounts are received from LBL and remitted to the Allstate Agents periodically during the month. Premium related to these contracts may be collected from the customer throughout the year. Upon cancellation of a variable life contract in the first year, the Company must refund a pro rata portion of the annualized commission revenue received to LBL, whether or not the commission expense paid to the Allstate Agent is recovered. The Company has established an allowance for revenue refunds due to LBL through accounts payable and accrued expenses. The allowance is estimated based on historical variable life persistency rates, agent compensation rates, and agent termination rates. To the extent that commissions on these contracts have not been received from LBL and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will not be collected due to contract cancellation is reflected as an allowance and netted against the related receivable. For commissions, which have been received from LBL, the estimate of commission refunds is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

For certain variable annuity contracts sold by the Company and issued by unaffiliated insurers, commission income is recorded when received, which is in advance of the settlement of the contracts but subsequent to the agent completing their obligations and the unaffiliated provider declaring the contacts valid. The commissions are subject to refund in the event the underlying contracts are not settled. The Company periodically evaluates refund exposure for these contracts and records an allowance for commission refunds if appropriate. As of December 31, 2006, there was no allowance for commission refunds for these contracts.

Income Taxes—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

Use of Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purpose of the Statement of Financial Condition and Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2006, the Company had net capital, as defined under the Rule, of $18,579,137, which was $18,329,137 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain Net Capital of at least $10 million at all times, to have sufficient cash for operating needs and to pay contractual obligations as they become due.

4. INCOME TAXES

The Company's 2006 loss will be reported on Allstate's income tax return as the Company's sole member. Allstate, in turn, will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate's 2006 tax liability or benefit with Allstate.

The deferred income tax asset at December 31, 2006, primarily represents the tax effect of the temporary difference resulting from the accrued bonus. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

At December 31, 2006, the Company has $1,034,793 of income taxes payable to affiliate.

5. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. At December 31, 2006, $12,502,983 is payable for these expenses and is included in "Payable to affiliates".

The Company receives commission income on the sale of variable annuity and variable life contracts form Allstate Life, LBL, and ALNY. Commission income of $2,180,196 is receivable at December 31, 2006, and is included in "Commission Receivable".

The Company has a marketing coordination and administrative services agreement with Allstate for which the Company receives fee income for administrative and supervisory services relating to the sale of financial products by Allstate Agents. No amounts were receivable at December 31, 2006.

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. At December 31, 2006, $784,766 is payable for these expenses and is included in "Payable to affiliates".

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence these

transactions are settled immediately. As a result no contingent liability is accrued for these transactions. Historically, the Company has not made material payments pursuant to this obligation

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Allstate Financial Services LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2007

END